PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	September 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents		$339.2	$286.7
Accounts receivable		97.0	110.8
Fair value of risk management contracts	12	—	2.9
Assets held for sale	2	221.6	117.5
		657.8	517.9
Fair value of risk management contracts	12	1.5	1.0
Other assets		122.3	118.7
Property, plant and equipment	2	1,228.8	2,849.0
Exploration and evaluation assets	3	362.0	496.3
Deferred income taxes	7	284.6	118.4
TOTAL ASSETS		$2,657.0	$4,101.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$135.1	$173.8
Fair value of risk management contracts	12	40.8	55.3
Convertible debentures	4	—	126.6
Current portion of long term debt	5	345.4	537.0
Current portion of provisions and other liabilities	6	11.3	22.1
Liabilities associated with assets held for sale	2, 6	83.2	—
		615.8	914.8
Fair value of risk management contracts	12	20.3	5.3
Long term debt	5	610.6	1,023.7
Provisions and other liabilities	6	392.3	672.5
		1,639.0	2,616.3
Shareholders' Equity
Shareholders' capital	8	4,829.7	4,815.1
Contributed surplus		14.7	22.9
Deficit		(3,826.4)	(3,353.0)
		1,018.0	1,485.0
Subsequent events	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,657.0	$4,101.3
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
REVENUES
Oil and gas sales		$91.5	$145.6	$405.2	$397.0
Royalties, net of incentives		(6.1)	(10.0)	(37.8)	(25.9)
		85.4	135.6	367.4	371.1
Realized gain (loss) on commodity risk management	12	3.7	104.4	(13.2)	308.5
Change in fair value of commodity risk management contracts	12	(8.7)	(84.9)	47.5	(319.4)
		80.4	155.1	401.7	360.2
EXPENSES
Operating		46.9	68.6	170.5	205.4
Transportation		5.6	8.4	21.7	25.5
General and administrative		12.5	17.7	50.2	62.0
Depletion, depreciation and amortization	2	39.8	87.7	175.7	274.6
Impairment	2	127.1	—	504.4	—
		231.9	182.4	922.5	567.5
OPERATING INCOME (LOSS)		(151.5)	(27.3)	(520.8)	(207.3)

Other (income) expense items
(Gain) loss on disposition of properties	2, 3	21.9	2.7	46.9	20.4
Unrealized foreign exchange (gain) loss	13	(10.0)	9.7	(20.4)	(28.2)
Realized foreign exchange (gain) loss	13	2.3	(0.5)	4.0	0.3
Interest and financing charges		14.7	26.3	58.3	79.2
Restructuring costs		17.2	—	17.2	—
Loss on early extinguishment of debt	5	—	—	7.5	—
Accretion	6	2.6	3.6	10.1	11.5
Other (income) expense		1.5	(1.3)	(4.8)	(5.7)
INCOME (LOSS) BEFORE TAXES		(201.7)	(67.8)	(639.6)	(284.8)
Deferred income tax (recovery) expense	7	(57.0)	(14.9)	(166.2)	(83.5)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(144.7)	$(52.9)	$(473.4)	$(201.3)
NET INCOME (LOSS) PER SHARE	11
Basic		$(0.26)	$(0.10)	$(0.86)	$(0.37)
Diluted		$(0.26)	$(0.10)	$(0.86)	$(0.37)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(144.7)	$(52.9)	$(473.4)	$(201.3)
Non-cash items
Depletion, depreciation, amortization and accretion	2, 6	42.4	91.3	185.8	286.1
Impairment	2	127.1	—	504.4	—
Deferred income tax (recovery) expense	7	(57.0)	(14.9)	(166.2)	(83.5)
Unrealized foreign exchange (gain) loss	13	(10.0)	9.7	(20.4)	(28.2)
Change in fair value of commodity risk management contracts	12	8.7	84.9	(47.5)	319.4
Share based compensation	9	1.3	2.9	6.2	9.4
(Gain) loss on disposition of properties	2, 3	21.9	2.7	46.9	20.4
Restructuring costs - onerous office lease contracts		8.0	—	8.0	—
Other items		2.0	(1.0)	1.8	(4.3)
Loss on early extinguishment of debt	5	—	—	7.5	—
Foreign exchange derivative settlements	12	—	—	2.8	—
Funds flow from operations		(0.3)	122.7	55.9	318.0
Interest and financing charges		14.7	26.3	58.3	79.2
Expenditures on remediation	6	(4.6)	(7.2)	(13.1)	(12.4)
Change in non-cash operating working capital	10	2.0	2.1	12.9	(23.2)
Cash flow from operating activities		11.8	143.9	114.0	361.6
FINANCING
Bank indebtedness (repayment)	5	(29.8)	—	—	(3.7)
Long term debt (repayment)	5	(40.0)	—	(542.5)	(104.0)
Convertible debentures repayment	4	—	—	(126.6)	—
Convertible debentures repurchase	4	—	—	—	(10.2)
Foreign exchange derivative settlements	12	—	—	(2.8)	—
Interest and financing charges paid		(15.6)	(37.0)	(78.3)	(91.1)
Cash flow from financing activities		(85.4)	(37.0)	(750.2)	(209.0)
INVESTING
Capital expenditures		(33.6)	(15.3)	(89.7)	(36.0)
Property acquisitions		—	(1.3)	—	(1.3)
Proceeds on property dispositions		449.8	2.2	791.8	49.6
Contributions to remediation trust funds and other items		(0.2)	(5.4)	(6.5)	(21.5)
Change in non-cash investing working capital	10	(3.2)	(1.7)	(6.9)	(3.9)
Cash flow from investing activities		412.8	(21.5)	688.7	(13.1)
CHANGE IN CASH AND CASH EQUIVALENTS		339.2	85.4	52.5	139.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	54.1	286.7	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$339.2	$139.5	$339.2	$139.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,829.7	$4,813.4	$4,815.1	$4,797.0
Share based compensation		—	1.7	14.6	18.1
Balance, end of period		4,829.7	4,815.1	4,829.7	4,815.1

CONTRIBUTED SURPLUS
Balance, beginning of period		13.4	17.6	22.9	27.3
Share based compensation	9	1.3	3.1	6.4	9.8
Exercise of share based compensation awards		—	(1.7)	(14.6)	(18.1)
Balance, end of period		14.7	19.0	14.7	19.0

DEFICIT
Balance, beginning of period		(3,681.7)	(3,207.7)	(3,353.0)	(3,059.3)
Net income (loss)		(144.7)	(52.9)	(473.4)	(201.3)
Balance, end of period		(3,826.4)	(3,260.6)	(3,826.4)	(3,260.6)

TOTAL SHAREHOLDERS' EQUITY		$1,018.0	$1,573.5	$1,018.0	$1,573.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2017 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and nine months ended September 30, 2017 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2016 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2016 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2016.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on November 9, 2017.

PENGROWTH Third Quarter 2017 Financial Results	5

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	89.9	1.9	91.8
Property acquisitions	1.3	—	1.3
Change in asset retirement obligations	(34.4)	—	(34.4)
Divestitures	(191.5)	—	(191.5)
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	91.6	0.7	92.3
Change in asset retirement obligations	5.1	—	5.1
Divestitures	(2,065.2)	—	(2,065.2)
Balance, September 30, 2017	$4,870.3	$91.5	$4,961.8

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	345.6	4.3	349.9
Divestitures	(102.4)	—	(102.4)
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	173.2	2.5	175.7
Impairment	504.4	—	504.4
Loss on assets held for sale	169.0	—	169.0
Divestitures	(1,300.8)	—	(1,300.8)
Balance, September 30, 2017	$3,428.5	$82.9	$3,511.4

Net book value	Oil and natural gas assets	Other equipment	Total
As at September 30, 2017
Assets held for sale	$221.6	$—	$221.6
Long term	1,220.2	8.6	1,228.8
	$1,441.8	$8.6	$1,450.4
As at December 31, 2016
Assets held for sale	$117.5	$—	$117.5
Long term	2,838.6	10.4	2,849.0
	$2,956.1	$10.4	$2,966.5
During the nine months ended September 30, 2017, $1.8 million (September 30, 2016 – $2.4 million) of directly attributable general and administrative costs were capitalized to PP&E.
At September 30, 2017, $5.8 million (September 30, 2016 - $5.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the nine months ended September 30, 2017, $2.7 million (September 30, 2016 – $2.3 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.5 percent (September 30, 2016 – 5.6 percent).
In early January 2017, Pengrowth successfully closed the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for proceeds of $250.0 million, which resulted in a pre-tax gain on disposition of $144.7 million, net of transaction costs.

PENGROWTH Third Quarter 2017 Financial Results	6

In the third quarter of 2017, Pengrowth successfully closed the disposition of its Judy Creek area assets in north central Alberta and its Olds/Garrington area assets in central Alberta for aggregate proceeds of $485.0 million, before customary adjustments.
As a result of dispositions that closed through September 30, 2017, approximately $2.1 billion of cost and $1.3 billion of accumulated depletion were removed from PP&E.
ASSETS HELD FOR SALE
On September 6, 2017, Pengrowth entered into an agreement for the sale of its remaining Swan Hills area assets in north central Alberta for $150 million, subject to customary adjustments.
At September 30, 2017, Pengrowth has presented $221.6 million of its remaining Swan Hills assets to be sold as assets held for sale and classified them as current assets on the Consolidated Balance Sheets. The related asset retirement obligations ("ARO") of $83.2 million were presented as liabilities associated with assets held for sale and classified as current liabilities on the Consolidated Balance Sheets. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount resulting in a pre-tax loss on disposition of properties of $21.2 million in the third quarter of 2017.
In the first quarter of 2017, a pre-tax loss on disposition of properties of $147.8 million was recorded for these Swan Hills area assets when Pengrowth entered into an earlier agreement to sell these assets, which was terminated in July 2017.
IMPAIRMENT
Upon completion of the Olds/Garrington and Swan Hills asset dispositions, Pengrowth's remaining CGUs include Lindbergh, Groundbirch, Sable Offshore Energy Project ("SOEP"), WCU, Northern and Southern.
On October 23, 2017, the Company closed the sale of the vast majority of the assets in the Northern and Southern CGUs for nominal consideration. Consistent with Pengrowth's prior accounting for dispositions that are announced subsequent to a quarter end, Pengrowth determined that the net assets in the sale should be impaired down to the nominal value to be received, resulting in a $56.1 million pre-tax PP&E impairment. This divestment was deemed by Pengrowth to be an impairment indicator for the remaining assets in the Northern, Southern and WCU CGUs as it was determined that the remaining assets now also have a nominal fair value. This resulted in a further pre-tax PP&E impairment of $71.0 million.
In the first quarter of 2017, Pengrowth recorded a $71.0 million pre-tax PP&E impairment in advance of the Judy Creek disposition which closed on July 6, 2017.
In the second quarter of 2017, Pengrowth recorded a $306.3 million pre-tax PP&E impairment in advance of the Olds/Garrington disposition which closed on August 11, 2017.
In all of the above dispositions, Purchase and Sale Agreements were signed subsequent to the respective quarter ends for proceeds less than net book value therefore being an indicator of impairment.

3.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2015	$494.8
Additions	1.5
Balance, December 31, 2016	$496.3
Divestitures	(125.3)
Loss on assets held for sale	(9.0)
Balance, September 30, 2017	$362.0
On April 11, 2017, Pengrowth closed the sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92 million, resulting in a pre-tax loss on disposition of $33.4 million.

PENGROWTH Third Quarter 2017 Financial Results	7

On July 11, 2017, Pengrowth announced that the agreement to sell certain of its Swan Hills area assets for $180 million was terminated. Included in this disposition were the assets in the non producing Devil area which were recorded as an E&E asset. None of the purchase price was attributed to the Devil lands resulting in a loss on assets held for sale of $9.0 million in the first quarter of 2017.
On September 6, 2017, Pengrowth announced that it entered into an agreement for the sale of its remaining Swan Hills area assets for $150 million cash consideration, subject to customary adjustments. Included in this disposition are the Devil lands which were part of the terminated sale in July.

4.	CONVERTIBLE DEBENTURES
On March 31, 2017, $126.6 million of convertible debentures matured and were repaid and settled with cash on hand.
The following table summarizes the activity associated with the convertible debentures:

Series B - 6.25 percent
Maturity date	March 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(10.2)
Premium accretion	(0.2)
Balance, December 31, 2016	$126.6
Repayment of convertible debentures	(126.6)
Balance, September 30, 2017	$—
Face value, September 30, 2017	$—

5.	LONG TERM DEBT AND BANK INDEBTEDNESS
LONG TERM DEBT

	As at
	September 30, 2017	December 31, 2016
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 26, 2017	$—	$537.0
265 million at 6.98 percent due August 21, 2018	330.4	355.6
35 million at 3.49 percent due October 18, 2019	43.6	46.9
115.5 million at 5.98 percent due May 11, 2020	143.9	154.8
105 million at 4.07 percent due October 18, 2022	130.7	140.6
195 million at 4.17 percent due October 18, 2024	242.5	261.1
	$891.1	$1,496.0
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 18, 2019	$25.0	$24.8
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 21, 2018	$15.0	$15.0
25 million at 4.74 percent due October 18, 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$—	$—
Total long term debt	$956.0	$1,560.7

Current portion of long term debt	$345.4	$537.0
Non-current portion of long term debt	610.6	1,023.7
	$956.0	$1,560.7

PENGROWTH Third Quarter 2017 Financial Results	8

At September 30, 2017, Pengrowth had in place a $1.0 billion revolving, committed term credit facility supported by a syndicate of eleven domestic and international banks and was scheduled to mature on March 31, 2019.
The facility carried floating interest rates that were expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2017, the available facility had no drawings (December 31, 2016 – $nil) and letters of credit in the amount of $45.6 million (December 31, 2016 – $44.9 million) were outstanding.
During the first half of 2017, Pengrowth prepaid its U.S.$400.0 million 6.35 percent senior unsecured notes, otherwise scheduled to mature on July 26, 2017. Pursuant to the relevant Note Purchase Agreements, interest payable to the repayment dates and make whole payments of Cdn$7.5 million were paid in addition to the principal for a total amount of Cdn$542.5 million.
BANK INDEBTEDNESS
Pengrowth also maintained a $50.0 million demand operating facility with one Canadian bank. At September 30, 2017, the facility had no drawings (December 31, 2016 – $nil) and was reduced by $21.7 million of outstanding letters of credit (December 31, 2016 – $6.4 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
DEBT RESTRUCTURING AND FINANCIAL COVENANTS
Subsequent to the quarter end, on October 12, 2017, Pengrowth announced a formal debt restructuring plan with lenders in its syndicated credit facility and the holders of its remaining term notes (collectively referred to as the "Lenders"). Highlights are:

•
The immediate prepayment of all of the term notes due August 21, 2018 (U.S.$265 million and Cdn$15 million) and an additional prepayment of Cdn$78.3 million of principal on the remaining outstanding term notes.

•	Amendments to the existing financial covenants effective for the quarter ending September 30, 2017 through to and including the quarter ending September 30, 2019. During the waiver period:

◦	The Senior and Total Debt to Adjusted EBITDA ratio covenants and the Debt to Book Capitalization ratio covenant do not apply.

◦	The trailing 12 month Adjusted EBITDA to Adjusted Interest Expense minimum ratio covenant is revised as follows:

Year	Q1	Q2	Q3	Q4
2017	n/a	n/a	4.0 times	0.77 times
2018	0.75 times	0.68 times	1.03 times	1.01 times
2019	1.13 times	1.19 times	1.23 times	4.0 times

•	The Lenders were granted security over Pengrowth’s assets, similar to other oil and gas borrowing base loans.

•
The remaining outstanding term notes maturing in 2019 through 2024 are subject to a 2.0 percentage point increase in interest rates (which increases to 3.0 percentage points on January 1, 2020). A one-time amendment fee of 0.5 percent on outstanding term notes was also paid to the holders of term notes due after 2018.

•
The aggregate credit limit under the credit facility was reduced to $400 million with a further reduction to $330 million following the closing of the Swan Hills asset sale. The $50 million demand credit facility was eliminated.

•
Costs totaling $44.4 million were incurred up to the time of release of the third quarter 2017 financial results in connection with the debt restructuring, including the amendment fee, make whole payments on the principal prepayments, and professional fees. These costs together with the remaining unamortized issue costs of $1.5 million will be expensed in the fourth quarter of 2017.

Financial Covenants
Upon completion of the debt restructuring, the only applicable covenant during the 2 year waiver period is the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until fourth quarter of 2019 after which it remains at 4.0 times, as noted above. Also after

PENGROWTH Third Quarter 2017 Financial Results	9

the waiver period, the Senior and Total Debt to Adjusted EBITDA ratio covenants of 3.5 times and 4.0 times, respectively, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable again.
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from divested or acquired properties and non-cash items. Trailing 12 month interest expense can be adjusted for the interest expense related to debt repaid with asset divestment proceeds.
Pengrowth's Interest Coverage ratio was 5.2 times at September 30, 2017, which was above the third quarter of 2017 covenant of 4.0 times.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

6.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, restructuring onerous office lease and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Balance, December 31, 2015	$703.4	$4.3	$—	$0.3	$708.0
Incurred during the period	—	35.0	—	2.9	37.9
Property dispositions	(11.8)	—	—	—	(11.8)
Expenditures on remediation/provisions settled	(20.0)	(1.4)	—	(0.1)	(21.5)
Other revisions	(34.4)	—	—	1.3	(33.1)
Accretion (amortization)	15.1	—	—	—	15.1
Balance, December 31, 2016	$652.3	$37.9	$—	$4.4	$694.6
Incurred during the period	5.1	—	8.0	(1.0)	12.1
Property dispositions	(213.1)	(2.0)	—	—	(215.1)
Expenditures on remediation/provisions settled	(13.1)	(1.3)	—	(0.5)	(14.9)
Accretion (amortization)	10.1	—	—	—	10.1
Balance, September 30, 2017	$441.3	$34.6	$8.0	$2.9	$486.8

As at September 30, 2017	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Current including assets held for sale	$92.2	$1.1	$1.1	$0.1	$94.5
Long term	349.1	33.5	6.9	2.8	392.3
	$441.3	$34.6	$8.0	$2.9	$486.8

As at December 31, 2016
Current	$20.0	$1.5	$—	$0.6	$22.1
Long term	632.3	36.4	—	3.8	672.5
	$652.3	$37.9	$—	$4.4	$694.6

PENGROWTH Third Quarter 2017 Financial Results	10

Reductions to ARO from dispositions that closed through September 30, 2017 totaled $213.1 million, with an additional $83.2 million to be removed with the closing of the Swan Hills disposition and $105.2 million to be removed with the closing of the non-core legacy assets in Alberta in the fourth quarter of 2017.
The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2017	December 31, 2016
Total escalated future costs	$1,179.3	$2,120.4
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2085.
RESTRUCTURING PROVISION - ONEROUS OFFICE LEASE CONTRACTS
During the nine months ended September 30, 2017, Pengrowth has entered into and closed significant asset dispositions which led to a management decision to complete an operational restructuring in the third quarter of 2017. Reduction of staff levels and excess office space resulted in Pengrowth recognizing a $17.2 million restructuring cost in the third quarter of 2017.
As part of the $17.2 million restructuring costs, Pengrowth recorded an $8.0 million provision related to a portion of its office lease obligation that is considered an onerous contract as the economic benefits from a sublease were exceeded by the unavoidable costs of the lease contract over the remaining term.
Also included in the $17.2 million restructuring costs were $9.2 million of severance costs which were classified as a current payable in the Consolidated Balance Sheets due to the short term nature of expected payment dates.

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2017	September 30, 2016
Income (loss) before taxes	$(639.6)	$(284.8)
Combined federal and provincial tax rate	27.09%	27.08%
Expected income tax expense (recovery)	$(173.3)	$(77.1)
Change in unrecognized deferred tax asset	7.6	(5.0)
Foreign exchange (gain) loss (1)	(2.4)	(3.8)
Effect of change in corporate tax rate	(0.1)	(0.6)
Other including share based compensation	2.0	3.0
Deferred income tax expense (recovery)	$(166.2)	$(83.5)
(1) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

PENGROWTH Third Quarter 2017 Financial Results	11

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended		Year ended
	September 30, 2017		December 31, 2016
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	547,709	$4,815.1	543,033	$4,797.0
Share based compensation (non-cash exercised)	4,537	14.6	4,676	18.1
Balance, end of period	552,246	$4,829.7	547,709	$4,815.1

9.	LONG TERM INCENTIVE PLANS ("LTIP")
SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2015	4,640	5,341	302
Granted	3,049	6,553	—
Forfeited	(460)	(737)	—
Exercised	(1,695)	(2,721)	(104)
Performance adjustment	704	—	—
Outstanding, December 31, 2016	6,238	8,436	198
Granted	2,124	4,537	—
Forfeited	(374)	(1,704)	—
Exercised	(1,104)	(3,436)	—
Performance adjustment	54	—	—
Outstanding, September 30, 2017	6,938	7,833	198
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at September 30, 2017, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 2.7 percent of the issued and outstanding common shares, which is within the limit.
PREVIOUS LTIP
As at September 30, 2017, 163,867 common shares (December 31, 2016 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. The DESUs are entitled to deemed dividends, if applicable.
CASH-SETTLED LTIP
Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the nine months ended September 30, 2017, compensation expense of $0.1 million (September 30, 2016 - $2.6 million expense) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at September 30, 2017, $1.9 million (December 31, 2016 - $3.6 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.

PENGROWTH Third Quarter 2017 Financial Results	12

Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at September 30, 2017, Phantom DSUs awarded to Directors had a corresponding liability of $1.8 million (December 31, 2016 - $2.6 million) of which $0.1 million was included in current provisions due to the retirement of certain Directors in the second quarter of 2016. For the nine months ended September 30, 2017, Pengrowth recorded a $0.2 million compensation reduction (September 30, 2016 - $2.5 million expense) related to Phantom DSUs.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2015	—	397
Granted	4,559	1,024
Forfeited	(330)	—
Exercised	—	(75)
Outstanding, December 31, 2016	4,229	1,346
Granted	3,163	484
Forfeited	(2,352)	—
Exercised	(1,341)	(391)
Outstanding, September 30, 2017	3,699	1,439
TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Nine months ended
	September 30, 2017	September 30, 2016
Non-cash share based compensation	$6.4	$9.8
Amounts capitalized in the period	(0.2)	(0.4)
Non-cash share based compensation expense	$6.2	$9.4
Cash-settled RSUs (reduction) expense	$0.1	$2.6
Cash-settled Phantom DSUs (reduction) expense	$(0.2)	$2.5
Total share based compensation expense	$6.1	$14.5

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2017	2016	2017	2016
Accounts receivable	$5.5	$10.8	$29.2	$36.7
Accounts payable	(5.1)	(8.7)	(16.3)	(57.2)
Prepaid tax assessment	1.6	—	—	(2.7)
	$2.0	$2.1	$12.9	$(23.2)

PENGROWTH Third Quarter 2017 Financial Results	13

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash used for:	2017	2016	2017	2016
Accounts payable, including capital accruals	$(3.2)	$(1.7)	$(6.9)	$(3.9)

11.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended		Nine months ended
	September 30		September 30
(000's)	2017	2016	2017	2016
Weighted average number of shares - basic and diluted	552,246	547,570	550,839	546,182
For the three and nine months ended September 30, 2017, 7.7 million shares and 7.4 million shares, respectively, (9.0 million and 7.5 million shares for the three and nine months ended September 30, 2016) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at September 30, 2017, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Oct. 1, 2017 - Dec. 31, 2017	11,500	$49.37
WTI	2018	5,500	$49.65
Financial Natural Gas Contracts:
Swaps
Reference point	Remaining term	Volume (MMBtu/d)	Price per MMBtu (Cdn$)
AECO	Oct. 1, 2017 - Oct. 31, 2017	58,291	$2.72
AECO	Nov. 1, 2017 - Dec. 31, 2017	4,739	$3.46
During the first quarter of 2017, Pengrowth early settled its 2017 crude oil swap contracts in place at the time for an aggregate loss of $12.7 million.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at September 30, 2017

Crude oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($3.0)	$3.0
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($0.5)	$0.5
As at close September 30, 2017, the AECO monthly gas price was $1.54/MMBtu (September 30, 2016 – $2.34/MMBtu). The WTI prompt monthly price was Cdn$64.44/bbl (September 30, 2016 – Cdn$63.28/bbl).

PENGROWTH Third Quarter 2017 Financial Results	14

Physical Delivery Contracts
As at September 30, 2017, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Diluted bitumen:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl (U.S.$)
Western Canada Select	12,000	Oct. 1, 2017 - Dec. 31, 2017	WTI less $15.40
Western Canada Select	5,000	Oct. 1, 2017 - Dec. 31, 2017	WTI less $15.60 - $18.35 (1)
Western Canada Select	12,000	2018	WTI less $16.95
Western Canada Select	5,000	2018	WTI less $16.50 - $19.25 (1)
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45 (1)

(1)	Includes apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.

Natural gas:
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu (Cdn$)
AECO	11,739	Oct. 1, 2017 - Dec. 31, 2017	$2.42
Pengrowth entered into additional financial risk management contracts subsequent to September 30, 2017 as follows:

Financial Crude Oil Contracts:
Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	2018	2,500	$50.68

Collars			Price per bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	2018	2,000	$48.00	$53.48
Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Swapped amount (U.S.$ millions)	Remaining term	Average fixed rate (Cdn$1 = U.S.$)
21.3	Oct. 1, 2017 - Dec. 31, 2017	0.76
Fixed Price WCS Differential Foreign Exchange Rate Sensitivity
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts related to the fixed price WCS differential, outstanding as at September 30, 2017, of approximately $0.2 million.

PENGROWTH Third Quarter 2017 Financial Results	15

Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
715.5	620.0	87%	0.75
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S.$300 million prepayment of a portion of the U.S.$400 million senior unsecured notes due July 26, 2017. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017.
Subsequent to September 30, 2017, U.S.$365 million of foreign exchange swap contracts settled in tandem with the U.S.$265 million prepayment of the term notes due August 21, 2018 and additional prepayment of approximately U.S.$57.5 million of principal on the remaining outstanding U.S. term notes. Following these settlements, Pengrowth had U.S.$255 million in foreign exchange swap contracts related to the U.S. dollar denominated term principal at a weighted average rate of U.S.$0.75 per Cdn$1.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2017	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$7.2	$0.2
Unrealized foreign exchange risk management gain or loss	6.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.0	$—
Interest Rate Sensitivity - Bank Interest Cost
As at September 30, 2017, Pengrowth had $956.0 million of long term debt (December 31, 2016 - $1.6 billion), current and non-current, and $nil of convertible debentures outstanding (December 31, 2016 - $0.1 billion) of which $nil was based on floating interest rates (December 31, 2016 - $nil). Therefore, Pengrowth had no interest rate risk as at September 30, 2017 (December 31, 2016 - $nil).

PENGROWTH Third Quarter 2017 Financial Results	16

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the nine month period ended September 30, 2017	Commodity contracts (1)	Power contracts	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$—	$1.5	$1.5
Current portion of risk management liabilities	(5.4)	—	(35.4)	(40.8)
Non-current portion of risk management liabilities	(1.1)	—	(19.2)	(20.3)
Risk management assets (liabilities), end of period	$(6.5)	$—	$(53.1)	$(59.6)
Less: Risk management assets (liabilities) at beginning of period	(54.0)	—	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$47.5	$—	$(50.4)	$(2.9)
Realized gain (loss) on risk management contracts for the period	(13.2)	—	(2.8)	(16.0)
Total unrealized and realized gain (loss) on risk management contracts for the period	$34.3	$—	$(53.2)	$(18.9)

As at and for the nine month period ended September 30, 2016	Commodity contracts (1)	Power contracts (3)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$53.7	$—	$16.5	$70.2
Non-current portion of risk management assets	1.7	—	8.5	10.2
Current portion of risk management liabilities	(0.5)	(0.7)	(0.2)	(1.4)
Non-current portion of risk management liabilities	(3.8)	—	—	(3.8)
Risk management assets (liabilities), end of period	$51.1	$(0.7)	$24.8	$75.2
Less: Risk management assets (liabilities) at beginning of period	370.5	(1.7)	83.3	452.1
Unrealized gain (loss) on risk management contracts for the period	$(319.4)	$1.0	$(58.5)	$(376.9)
Realized gain (loss) on risk management contracts for the period	308.5	(3.6)	—	304.9
Total unrealized and realized gain (loss) on risk management contracts for the period	$(10.9)	$(2.6)	$(58.5)	$(72.0)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(3)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

PENGROWTH Third Quarter 2017 Financial Results	17

Fair Value
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at September 30, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$110.1	$110.1	$110.1	$—	$—
Fair value of risk management contracts	1.5	1.5	—	1.5	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	891.1	969.6	—	969.6	—
Cdn dollar senior unsecured notes	39.9	43.3	—	43.3	—
U.K. pound sterling denominated unsecured notes	25.0	26.6	—	26.6	—
Fair value of risk management contracts	61.1	61.1	—	61.1	—

			Fair value measurements using:
As at December 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$106.5	$106.5	$106.5	$—	$—
Fair value of risk management contracts	3.9	3.9	—	3.9	—

Financial Liabilities
Convertible debentures	126.6	126.7	126.7	—	—
U.S. dollar denominated senior unsecured notes	1,496.0	1,527.7	—	1,527.7	—
Cdn dollar senior unsecured notes	39.9	41.3	—	41.3	—
U.K. pound sterling denominated unsecured notes	24.8	25.5	—	25.5	—
Fair value of risk management contracts	60.6	60.6	—	60.6	—

PENGROWTH Third Quarter 2017 Financial Results	18

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	$0.77	$0.77	$0.74	$0.72
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.80	$0.76	$0.80	$0.76
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(35.1)	$22.8	$(71.0)	$(81.6)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	(0.3)	(0.3)	0.2	(5.1)
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(35.4)	$22.5	$(70.8)	$(86.7)
Unrealized (gain) loss on U.S. foreign exchange risk management contracts (2)	$25.2	$(12.9)	$50.8	$53.9
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	0.2	0.1	(0.4)	4.6
Total unrealized (gain) loss on foreign exchange risk management contracts	$25.4	$(12.8)	$50.4	$58.5
Net unrealized foreign exchange (gain) loss	$(10.0)	$9.7	$(20.4)	$(28.2)
Net realized foreign exchange (gain) loss (3)	$2.3	$(0.5)	$4.0	$0.3

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the fixed price WCS differential.

(3)	Nine months ended September 30, 2017 includes $2.8 million loss from settlement of foreign exchange swap contracts related to the prepayment of senior unsecured notes.

14.	SUBSEQUENT EVENTS
On October 12, 2017, Pengrowth prepaid all of the outstanding U.S.$265 million 6.98 percent term notes and Cdn$15 million 6.61 percent term notes, due August 21, 2018. Pengrowth also prepaid an additional Cdn$78.3 million of principal on its remaining outstanding term notes and formalized the agreements with the lenders under its syndicated bank facility and holders of the remaining term notes providing covenant relief for a period up to and including September 30, 2019. See the Long term debt and bank indebtedness section in Note 5 to the September 30, 2017 unaudited Consolidated Financial Statements for more information. Concurrent with debt prepayment on October 12, 2017, U.S.$365 million of foreign exchange swap contracts were settled. Following these settlements, Pengrowth had U.S.$255 million in foreign exchange swap contracts related to the U.S. dollar denominated term principal at a weighted average rate of U.S.$0.75 per Cdn$1.
On October 23, 2017, Pengrowth closed the sale of the vast majority of its remaining non-core legacy assets in Alberta for nominal cash consideration and the assumption of abandonment and reclamation liabilities by the purchaser. The sale is expected to generate material savings in operating expenses as well as G&A costs. As the agreement was signed subsequent to September 30, 2017, these assets were not classified as assets held for sale at September 30, 2017. However consistent with Pengrowth's prior accounting for dispositions that are announced subsequent to a quarter end, Pengrowth determined that the net assets in the sale should be impaired down to the nominal value to be received, resulting in a $56.1 million PP&E impairment in the third quarter of 2017. See the Property, plant and equipment section in Note 2 to the September 30, 2017 unaudited Consolidated Financial Statements for more information.
On November 3, 2017, Pengrowth closed the sale of the remaining Swan Hills assets in north central Alberta for total consideration of $150 million, subject to customary adjustments and announced the sale of its Quirk Creek sour gas assets, expected to close in the fourth quarter of 2017. See the Property, plant and equipment section in Note 2 to the September 30, 2017 unaudited Consolidated Financial Statements for more information.

PENGROWTH Third Quarter 2017 Financial Results	19